UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

AuraSource, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05153V105

(CUSIP Number)

John P. Boesel, III
7377 East Doubletree Ranch Road
Suite 290
Scottsdale, AZ 85258
(480) 368-1488

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05153V105

1	NAME OF REPORTING PERSON Mongolian Natural Resources Investment Group (Hong Kong) Company Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Intentionally omitted
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,625,000*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,625,000*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,625,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.79%
14	TYPE OF REPORTING PERSON CO

*See Response to Item 5 below.

Item 1.  Security and Issuer

The title of the class of equity security to which this statement relates is common stock, $0.0001 par value.  The reporting person owns 9,625,000 shares of common stock.

The issuer of the securities is AuraSource, Inc. (the "Issuer").  The Issuer's principal executive offices are located at 1490 South Price Road, Suite 219, Chandler, AZ 85286.

Item 2.  Identity and Background

(a) The name of the Reporting Person filing this statement is Mongolia Natural Resources Investment (Hong Kong) Group.

(b) The business address of the Reporting Person is 10250 Constellation Blvd., #2320, Century City, CA 90067.

(c) The Reporting Person's principal business is natural resources.

(d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding, excluding traffic or similar misdemeanors.

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Hong Kong corporation.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired 9,625,000 shares of Common Stock of the Issuer as a distribution from MongSource USA, LLC, an Arizona limited liability company ("MongSource USA") in which the Reporting Person owned an interest.  The Reporting Person originally acquired its ownership interest in MongSource USA in exchange for certain licenses or rights to mine natural resources issued to it by the Mongolian government.

Item 4.  Purpose of Transaction

 This Schedule 13D is being filed because MongSource USA distributed shares of Common Stock of the Issuer it had acquired to its members, which included the Reporting Person.

 Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)  As of the date of this Schedule 13D, the Reporting Person beneficially owns 9,625,000 shares of Common Stock of the Issuer.  Such amount does not include 1,926,850 shares of the Issuer's Common Stock owned by MongSource USA, which is controlled by MongSource, Ltd., a British Virgin Islands company ("MongSource - BVI").  The Reporting Person is the majority owner of MongSource - BVI and the controlling shareholder of the Reporting Person is also an officer and director of MongSource  BVI.

(b)  The Reporting Person has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock referred to in this Schedule 13D.

(c)  No transactions in the Common Stock have been effected during the past 60 days by the Reporting Person.

(d)  The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement.

(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings or relationships required to be reported under this Item 6.

Item 7.    Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2011	Mongolian Natural Resources Investment Group (Hong Kong) Company Limited

	By:	/s/ Cheng Lin Liu
Cheng Lin Liu
	Its:	Chairman of the Board

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